Rogers Reports Second Quarter 2012 Financial and Operating Results

Second Quarter Revenue Grows to $3,106 Million, Adjusted Operating Profit Increases 3% to $1,276 Million,

Adjusted Diluted EPS up 7%; Pre-Tax Free Cash Flow up 16% to $656 Million;

Postpaid Wireless Net Subscriber Additions of 87,000 and Network Margins of 48.2% Reflect Improved

Postpaid Churn, Stabilizing Trend in Postpaid ARPU and Continued Realization of Cost Efficiencies;

Cable Total Service Units Down 4,000 in Seasonally Slow and Highly Competitive Quarter, While Margins of

47.8% Reflect Continued Revenue Growth and Successful Cost Management;

Media Revenue Growth of 1% Reflects Strong Growth in Sports Broadcasting and Entertainment Offset by

Continued Softness in the Ad Market;

Cash Returned to Shareholders up 186% Including $557 Million of Dividends and Share Buybacks

TORONTO (July 24, 2012) — Rogers Communications Inc., one of Canada’s leading diversified communications and media companies, today announced its unaudited consolidated financial and operating results for the three months and six months ended June 30, 2012, in accordance with International Financial Reporting Standards (“IFRS”).

Financial highlights from continuing operations are as follows:

(In millions of dollars, except per share amounts)	Three months ended June 30,			Six months ended June 30,
	2012	2011	% Chg	2012	2011	% Chg

Operating revenue	$3,106	$3,097	-	$6,049	$6,060	-
Adjusted operating profit(1)(2)	1,276	1,244	3	2,370	2,411	(2)
Adjusted net income from continuing operations(2)	478	469	2	838	897	(7)
Adjusted earnings per share(2)	$0.92	$0.86	7	$1.60	$1.63	(2)
Adjusted diluted earnings per share(2)	$0.91	$0.85	7	$1.59	$1.62	(2)

Operating profit(1)	$1,255	$1,175	7	$2,301	$2,330	(1)
Net income from continuing operations	413	413	-	737	758	(3)
Earnings per share from continuing operations	$0.79	$0.76	4	$1.41	$1.38	2
Diluted earnings per share from continuing operations	$0.77	$0.75	3	$1.38	$1.37	1

(1)

Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with IFRS. See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under IFRS and the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”.

(2)

For details on the determination of the ‘Adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”. The ‘Adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘Adjusted’ amounts are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as a valuation metric. The ‘Adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) other items (net) and (iv) in respect of net income and earnings per share, loss on the repayment of long-term debt, the related income tax impact of the above amounts, and an income tax charge (recovery) resulting from legislative tax changes.

“Our revenue and adjusted operating profit growth in the second quarter was highlighted by strong postpaid wireless smartphone sales and customer retention metrics, as well as exceptionally strong margins in both our wireless and cable businesses,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “Despite highly competitive markets, we continued to leverage our technology leadership to deliver new and innovative products and services while at the same time taking decisive actions to drive operational efficiencies. Importantly, our continued generation of strong free cash flow enabled us to return a significant and growing amount of cash to our shareholders in the form of dividends and share buybacks.”

Rogers Communications Inc.	1	Second Quarter 2012

Highlights of the second quarter of 2012 include the following:

•

Consolidated quarterly revenue was up modestly, with Wireless network revenue growth of 1%, Cable Operations revenue growth of 1%, and Media revenue growth of 1%, offset by declines in RBS and Wireless equipment sales, versus the same quarter last year. Consolidated adjusted operating profit increased by 3% with a 5% increase at Wireless and a 2% increase at Cable Operations partially offset by a 13% decrease at Media.

•

Driven by strong 48% adjusted operating profit margins at both Wireless and Cable Operations, consolidated margins of 41% were up 90 basis points from the same period last year and up 390 basis points on a sequential basis from the first quarter 2012. Adjusted net income improved 2% from the same quarter last year, while adjusted diluted earnings per share of 91 cents were up 6 cents or 7% year over year.

•

Generated $656 million of consolidated pre-tax free cash flow in the quarter, defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization), an increase of 16% compared to the second quarter of 2011 and reflecting the 3% increase in adjusted operating profit combined with a 12% decrease in the level of PP&E expenditures. Pre-tax free cash flow per share increased by 22% over the same period reflecting accretion from share buybacks which have decreased the base of outstanding shares.

•

Wireless data revenue grew by 13% and net postpaid subscriber additions totalled 87,000, helping drive wireless data revenue to now comprise 39% of Wireless network revenue compared to 35% in the same quarter last year. During the second quarter, Wireless activated 629,000 smartphones, of which approximately 36% were for subscribers new to Wireless. This resulted in subscribers with smartphones, who typically generate ARPU nearly twice that of voice only subscribers, representing 63% of the overall postpaid subscriber base as at June 30, 2012, up from 48% as at June 30, 2011.

•

Expanded Canada’s first and largest Long Term Evolution (“LTE”) 4G broadband wireless network to more Canadian cities including Calgary, Halifax and St. John’s offering speeds that are between three and four times faster than previous technologies. Rogers LTE network now reaches close to 35 percent of the Canadian population and its reach will increase to nearly 60 percent of the Canadian population by the end of the year. Rogers currently offers the largest selection of LTE devices of any carrier in Canada. In 2011, Rogers was first to launch LTE in Canada in Ottawa followed by Toronto, Montreal, Vancouver and surrounding areas.

•

Announced together with CIBC the launch of Canada’s first mobile payment solution that allows Canadians to pay for purchases with their CIBC credit card at the checkout counter using an enabled Rogers smartphone at businesses across the country where contactless credit card payments are already accepted. Rogers has been at the forefront of laying the foundation and developing the ecosystem to allow mobile commerce to flourish and this is one of the first solutions of its kind anywhere in the world.

•

Introduced the new Rogers “FLEXtab” wireless hardware upgrade program giving customers even more flexibility to opt for an early wireless device upgrade by paying a prorated portion of the subsidy at any point after one month during their contract term.

•

Rogers announced an alliance with Axeda Corporation that will accelerate the deployment and reduce the complexity around the development of machine-to-machine (“M2M”) solutions in Canada by providing businesses and developers access to the Axeda Platform to build and deploy enterprise M2M applications. Rogers also announced the formation of an alliance with international mobile operators KPN, NTT Docomo, SingTel, Telefónica, Telstra and Vimpelcom to cooperate on global M2M business initiatives supporting a single, global platform that multinational customers can leverage to enable connected devices in multiple countries to better manage operations and reduce costs. Rogers is Canada’s M2M leader, committed to providing the enterprise tools and platforms that enable rapid delivery of next-generation M2M connectivity across various industries and market segments.

Rogers Communications Inc.	2	Second Quarter 2012

•

Rogers Business Solutions announced the availability of SIP Trunking, a new IP-based voice solution for enterprises designed to complement its fibre-based Internet and WAN connectivity services. By merging voice services with a business’s data network, SIP Trunking solutions dynamically allocate bandwidth as needed to support voice and/or data needs depending upon capacity requirements during peak hours, and also provides a platform for next gen IP-based video, mobile and productivity applications and services.

•

Rogers Media launched Citytv Saskatchewan following its acquisition of Saskatchewan Communications Network, marking the first step in Citytv’s recent geographic expansion towards a national footprint. Once regulatory approval for Media’s pending acquisition of Métro14 Montréal is received, it will enable the further expansion of Citytv into the key Quebec market. Media also announced that Citytv and Jim Pattison Broadcast Group signed long-term affiliate agreements that will deliver Citytv programming to audiences on all three of Pattison’s television stations in Western Canada. With these acquisitions and agreements, Citytv’s reach will increase by more than 20% to over 80% of Canadian households.

•

Made significant progress towards the completion of Rogers’ 37.5% investment in Maple Leaf Sports & Entertainment (“MLSE”) having gained the necessary sports league and Competition Bureau clearances. This investment in MLSE advances Rogers’ strategy to deliver highly sought-after content anywhere, anytime, on any platform across its broadband and wireless networks and its media assets, while strengthening the value of its Sportsnet brand. Pending approval by the CRTC, the transaction is currently expected to close during the third quarter of 2012.

•

Issued $1.1 billion of debt securities at among the lowest coupon rates ever attained in the Canadian market for similar terms. The offering consisted of $500 million of 3.0% Senior Notes due 2017 and $600 million of 4.0% Senior Notes due 2022. The net proceeds from the offering were used to repay amounts outstanding under Rogers’ bank credit facility and for general corporate purposes which may include, among other things, funding all or a portion of Rogers’ investment in a 37.5% ownership interest in MLSE.

•

Repurchased 9.6 million RCI Class B Non-Voting shares during the quarter for $350 million under our $1.0 billion share buyback authorization, and paid dividends on our common shares of $207 million, in total returning $557 million of cash to shareholders, a $362 million increase from second quarter of 2011.

This management’s discussion and analysis (“MD&A”), which is current as of July 23, 2012, should be read in conjunction with our Second Quarter 2012 Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto, our 2011 Annual MD&A and our 2011 Audited Annual Consolidated Financial Statements and notes thereto, and our other recent filings with securities regulatory authorities available on SEDAR at sedar.com.

The financial information presented herein has been prepared on the basis of IFRS for interim financial statements and is expressed in Canadian dollars unless otherwise stated.

During the quarter, we completed the closure of our Video operations. As a result, the Cable segment no longer includes the results of our Video business and the results of that business are now treated as discontinued operations for accounting and reporting purposes. Current and prior period results of the Cable segment, presented below, have been restated to reflect this change. The Cable segment currently includes Cable Operations and Rogers Business Solutions and previously included the Video segment as well.

As this MD&A includes forward-looking statements and assumptions, readers should carefully review the section of this MD&A entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”);

Rogers Communications Inc.	3	Second Quarter 2012

•	“Cable”, which refers to our cable communications operations, carried on by RCP; and

•

“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the Citytv television network, the Sportsnet, Sportsnet ONE, Sportsnet World television network, The Shopping Channel, the OMNI television stations, Canadian specialty channels, including Outdoor Life Network, The Biography Channel (Canada), FX (Canada), G4 Canada, and CityNews Channel; Digital Media, which provides digital advertising solutions to over 1,000 websites; Rogers Publishing, which produces more than 50 consumer, trade and professional publications; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	4	Second Quarter 2012

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts)	Three months ended June 30,			Six months ended June 30,
	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Wireless	$1,765	$1,759	-	$3,471	$3,480	-
Cable
Cable Operations	843	832	1	1,668	1,645	1
RBS	90	100	(10)	177	216	(18)
	933	932	-	1,845	1,861	(1)
Media	440	437	1	794	776	2
Corporate items and eliminations	(32)	(31)	3	(61)	(57)	7
Total operating revenue	3,106	3,097	-	6,049	6,060	-

Adjusted operating profit (loss)(1)
Wireless	796	761	5	1,533	1,551	(1)
Cable
Cable Operations	403	397	2	781	779	-
RBS	22	21	5	40	47	(15)
	425	418	2	821	826	(1)
Media	79	91	(13)	65	81	(20)
Corporate items and eliminations	(24)	(26)	(8)	(49)	(47)	4
Adjusted operating profit(1)	1,276	1,244	3	2,370	2,411	(2)
Stock-based compensation recovery (expense)(2)	12	(41)	n/m	6	(49)	n/m
Settlement of pension obligations(3)	-	(11)	n/m	-	(11)	n/m
Integration, restructuring and acquisition expenses(4)	(33)	(17)	94	(75)	(21)	n/m
Operating profit(1)	1,255	1,175	7	2,301	2,330	(1)
Other income and expense, net(5)	(842)	(762)	10	(1,564)	(1,572)	(1)
Net income from continuing operations	$413	$413	-	$737	$758	(3)
Loss from discontinued operations	(13)	(3)	n/m	(32)	(13)	n/m
Net income	$400	$410	(2)	$705	$745	(5)

Basic earnings per share — continuing operations	$0.79	$0.76	4	$1.41	$1.38	2
Diluted earnings per share — continuing operations	$0.77	$0.75	3	$1.38	$1.37	1

Basic earnings per share	$0.77	$0.75	3	$1.35	$1.35	-
Diluted earnings per share	$0.75	$0.74	1	$1.32	$1.34	(1)

As adjusted:(1)
Net income from continuing operations	$478	$469	2	$838	$897	(7)
Basic earnings per share — continuing operations	$0.92	$0.86	7	$1.60	$1.63	(2)
Diluted earnings per share — continuing operations	$0.91	$0.85	7	$1.59	$1.62	(2)

Additions to property, plant and equipment (“PP&E”)
Wireless	$215	$298	(28)	$438	$516	(15)
Cable
Cable Operations	199	177	12	387	327	18
RBS	15	18	(17)	30	29	3
	214	195	10	417	356	17
Media	11	12	(8)	21	20	5
Corporate	18	15	20	31	23	35
Total additions to PP&E	$458	$520	(12)	$907	$915	(1)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(4)	Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) acquisition transaction costs incurred and the integration of acquired businesses.
(5)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.

 n/m: not meaningful.

Rogers Communications Inc.	5	Second Quarter 2012

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Network revenue	$1,652	$1,638	1	$3,264	$3,253	-
Equipment sales	113	121	(7)	207	227	(9)
Total operating revenue	1,765	1,759	-	3,471	3,480	-

Operating expenses before the undernoted
Cost of equipment sales	324	339	(4)	648	641	1
Other operating expenses	645	659	(2)	1,290	1,288	-
	969	998	(3)	1,938	1,929	-
Adjusted operating profit(1)	796	761	5	1,533	1,551	(1)
Stock-based compensation recovery (expense)(2)	2	(7)	n/m	-	(8)	n/m
Settlement of pension obligations(3)	-	(2)	n/m	-	(2)	n/m
Integration, restructuring and acquisition expenses(4)	(16)	(8)	100	(34)	(8)	n/m
Operating profit(1)	$782	$744	5	$1,499	$1,533	(2)

Adjusted operating profit margin as
% of network revenue(1)	48.2%	46.5%		47.0%	47.7%

Additions to PP&E	$215	$298	(28)	$438	$516	(15)

Data revenue included in network revenue	$649	$572	13	$1,276	$1,114	15

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)

Relates to the settlement of pension obligations for employees in the pension plans who retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(4)	Costs incurred relate to severance costs resulting from the targeted restructuring of our employee base.

Summarized Wireless Subscriber Results

(Subscriber statistics in thousands,	Three months ended June 30,			Six months ended June 30,
except ARPU, churn and usage)	2012	2011	Chg	2012	2011	Chg

Postpaid
Gross additions	350	376	(26)	684	692	(8)
Net additions	87	108	(21)	134	153	(19)
Total postpaid retail subscribers	7,708	7,458	250	7,708	7,458	250
Monthly churn	1.15%	1.21%	(0.06% )	1.20%	1.22%	(0.02% )
Average monthly revenue per user (“ARPU”)(1)	$68.46	$70.07	$(1.61)	$67.92	$70.12	$(2.20)

Prepaid
Gross additions	156	215	(59)	310	396	(86)
Net additions (losses)	(46)	27	(73)	(118)	17	(135)
Total prepaid retail subscribers	1,643	1,669	(26)	1,643	1,669	(26)
Monthly churn	4.04%	3.82%	0.22%	4.18%	3.84%	0.34%
ARPU(1)	$15.91	$16.14	$(0.23)	$15.43	$15.22	$0.21

Blended ARPU(1)	$59.10	$60.26	$(1.16)	$58.36	$60.07	$(1.71)
Blended average monthly minutes of usage	491	475	16	466	463	3

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	6	Second Quarter 2012

Wireless Subscribers and Network Revenue

For the three months ended June 30, 2012, Wireless activated and upgraded approximately 629,000 smartphones, compared to approximately 591,000 in the second quarter of 2011. This is one of the highest numbers of smartphone activations in any quarter in Rogers’ history. The smartphones activated were predominantly iPhone, BlackBerry and Android devices, of which approximately 36% were for subscribers new to Wireless during the quarter. The overall addition of smartphones increased the percentage of subscribers with smartphones to 63% of Wireless’ total postpaid subscriber base at June 30, 2012, compared to 48% as at June 30, 2011. These subscribers generally commit to new multi-year term contracts, typically generate ARPU nearly twice that of voice only subscribers and churn at lower rates than voice only subscribers.

The year-over-year decrease in prepaid subscriber net additions for the quarter primarily reflects a combination of seasonal prepaid deactivation trends and an increase in the level of churn associated with heightened competitive intensity, particularly at the lower end of the wireless market where the prepaid product is most penetrated.

Wireless network revenue increased by 1% for the three months ended June 30, 2012 and was up modestly for the six months ended June 30, 2012, and reflects the continued growth of Wireless’ postpaid subscriber base and the increased adoption and usage of wireless data services.

For the three months and six months ended June 30, 2012, wireless data revenue increased by approximately 13% and 15% from the corresponding period of 2011 to $649 million and $1,276 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphones, tablet devices and wireless laptops, which drive increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. The slowing of the wireless data revenue growth rate from previous quarters primarily reflects a growing portion of new subscribers choosing new entry level data pricing plans, reductions in data roaming revenue related to outbound wireless data roaming value packages that were recently introduced, combined with the heightened level of competitive intensity. For the three and six months ended June 30, 2012, wireless data revenue represented approximately 39% of total network revenue, compared to approximately 35% and 34%, respectively, in the corresponding periods of 2011.

The year-over-year blended ARPU decrease of 1.9% reflects the decline in wireless voice revenues, partially offset by the growth in wireless data revenue. Driving this decline was an 8.4% decrease in the wireless voice component of blended ARPU, which was primarily due to the heightened level of competitive intensity in the wireless voice services market, and was partially offset by a 10.2% increase in wireless data ARPU.

Wireless Equipment Sales

The decrease in revenue from equipment sales for the three months and six months ended June 30, 2012, including activation fees and net of equipment subsidies, versus the corresponding periods of 2011, primarily reflects lower postpaid gross additions versus the prior year.

Rogers Communications Inc.	7	Second Quarter 2012

Wireless Operating Expenses

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg

Operating expenses
Cost of equipment sales	$324	$339	(4)	$648	$641	1
Other operating expenses	645	659	(2)	1,290	1,288	-
Operating expenses before the undernoted	969	998	(3)	1,938	1,929	-
Stock-based compensation expense (recovery)(1)	(2)	7	n/m	-	8	n/m
Settlement of pension obligations(2)	-	2	n/m	-	2	n/m
Integration, restructuring and acquisition expenses(3)	16	8	100	34	8	n/m
Total operating expenses	$983	$1,015	(3)	$1,972	$1,947	1

(1)	See the section entitled “Stock-based Compensation”.
(2)

Relates to the settlement of pension obligations for employees in the pension plans who retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(3)	Costs incurred relate to severance costs resulting from the targeted restructuring of our employee base.

The decrease in cost of equipment sales for the three months ended June 30, 2012, compared to the corresponding period of 2011, was the result of a modestly lower number of gross additions. The slight increase in cost of equipment sales for the six months ended June 30, 2012, compared to the corresponding period of 2011, was primarily as a result of an increased number of smartphone sales to new customers and upgrades for existing customers, offset by a modestly lower number of gross additions. During the six months ended June 30, 2012, we activated and upgraded 30% more iPhones and 13% more smartphones overall than in the same period last year.

Total retention spending, including subsidies on handset upgrades, was $200 million and $408 million, respectively, in the three and six months ended June 30, 2012, compared to $196 million and $382 million in the corresponding periods of 2011. The modest increase for the three month period primarily reflects a higher mix of more expensive smartphones by existing subscribers than during the prior year period.

The year-over-year decrease in other operating expenses for the three months ended June 30, 2012, excluding retention spending discussed above, was driven by cost of service and efficiency gains resulting from cost management initiatives across various functions. Wireless continues to focus on implementing a program of cost management and productivity improvement initiatives.

Wireless Adjusted Operating Profit

The 5% year-over-year increase in adjusted operating profit and the 48.2% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended June 30, 2012 primarily reflects the modest growth of network revenue in the period coupled with cost management and efficiency improvements as discussed above.

Rogers Communications Inc.	8	Second Quarter 2012

Wireless Additions to PP&E

Wireless additions to PP&E are classified into the following categories:

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg

Additions to PP&E
Capacity	$114	$155	(26)	$259	$283	(8)
Quality	30	59	(49)	66	93	(29)
Network - other	13	16	(19)	15	27	(44)
Information technology and other	58	68	(15)	98	113	(13)
Total additions to PP&E	$215	$298	(28)	$438	$516	(15)

Wireless PP&E additions can be categorized as spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our LTE and HSPA+ networks. Quality-related additions to PP&E are associated with upgrades to the network to enable higher throughput speeds in addition to improved network access associated activities, such as site build programs and network sectorization work. Quality also includes test and monitoring equipment and operating support system activities. Investments in Network – other are associated with network reliability and renewal initiatives, infrastructure upgrades and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

Wireless PP&E additions decreased for the three and six months ended June 30, 2012, due to timing of spend on HSPA capacity initiatives and LTE services which launched in Calgary, Halifax and St. John’s during the first quarter with plans to bring LTE services to the top 28 markets by the end of the year. LTE investments for the six months have increased slightly over the prior year. Quality investments for the three months and six months ended June 30, 2012 were lower due timing of spend on projects as well as lower cell site activities. The development work occurring in the prior year on the Rogers One Number service contributed to the lower spend in the Network – other category this quarter. Information technology investments in the quarter were lower compared to the previous year due to timing of spending on our customer billing systems and platforms for new services.

Rogers Communications Inc.	9	Second Quarter 2012

CABLE

Summarized Cable Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Cable Operations(1)	$843	$832	1	$1,668	$1,645	1
RBS	90	100	(10)	177	216	(18)
Total operating revenue	933	932	-	1,845	1,861	(1)

Adjusted operating profit before the undernoted
Cable Operations(1)	403	397	2	781	779	-
RBS	22	21	5	40	47	(15)
Adjusted operating profit(2)	425	418	2	821	826	(1)
Stock-based compensation recovery (expense)(3)	2	(5)	n/m	1	(6)	n/m
Settlement of pension obligations(4)	-	(5)	n/m	-	(5)	n/m
Integration, restructuring and acquisition expenses(5)	(10)	(8)	25	(26)	(9)	189
Operating profit(2)	$417	$400	4	$796	$806	(1)

Adjusted operating profit margin(2)
Cable Operations(1)	47.8%	47.7%		46.8%	47.4%
RBS	24.4%	21.0%		22.6%	21.8%

Additions to PP&E
Cable Operations(1)	$199	$177	12	$387	$327	18
RBS	15	18	(17)	30	29	3
Total additions to PP&E	$214	$195	10	$417	$356	17

(1)	Cable Operations segment includes Cable Television, Internet and Home Phone services.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)	Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) acquisition transaction costs incurred and the integration of acquired businesses.

Rogers Communications Inc.	10	Second Quarter 2012

The following segment discussions provide a detailed discussion of the Cable operating results.

CABLE OPERATIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Cable Television	$478	$480	-	$946	$948	-
Internet	245	232	6	486	456	7
Home Phone	120	120	-	236	241	(2)
Total Cable Operations operating revenue	843	832	1	1,668	1,645	1

Operating expenses before the undernoted
Cost of equipment sales	6	6	-	9	12	(25)
Other operating expenses	434	429	1	878	854	3
	440	435	1	887	866	2
Adjusted operating profit(1)	403	397	2	781	779	-
Stock-based compensation recovery (expense)(2)	2	(5)	n/m	1	(6)	n/m
Settlement of pension obligations(3)	-	(4)	n/m	-	(4)	n/m
Integration, restructuring and acquisition expenses(4)	(9)	(3)	200	(23)	(3)	n/m
Operating profit(1)	$396	$385	3	$759	$766	(1)

Adjusted operating profit margin(1)	47.8%	47.7%		46.8%	47.4%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)

Relates to the settlement of pension obligations for employees in the pension plans who retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(4)	Costs incurred relate to severance costs resulting from the targeted restructuring of our employee base.

Rogers Communications Inc.	11	Second Quarter 2012

Summarized Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands)	2012	2011	Chg	2012	2011	Chg

Cable homes passed(1)	3,777	3,737	40	3,777	3,737	40

Television
Net losses	(21)	(9)	(12)	(42)	(17)	(25)
Total television subscribers(1)	2,255	2,294	(39)	2,255	2,294	(39)

Digital cable
Households, net additions	1	2	(1)	-	7	(7)
Total digital cable households(1)	1,777	1,745	32	1,777	1,745	32

Cable high-speed Internet
Net additions	9	11	(2)	22	19	3
Total cable high-speed Internet subscribers(1)	1,815	1,729	86	1,815	1,729	86

Cable telephony lines
Net additions and migrations	8	14	(6)	9	21	(12)
Total cable telephony lines(1)	1,061	1,028	33	1,061	1,028	33

Total cable service units(2)
Net additions (losses)	(4)	16	(20)	(11)	23	(34)
Total cable service units	5,131	5,051	80	5,131	5,051	80

Circuit-switched lines
Net losses and migrations to cable telephony platform	-	(5)	5	-	(11)	11
Total circuit-switched lines	-	3	(3)	-	3	(3)

(1)

On February 28, 2011, we acquired 6,000 television subscribers, 5,000 digital cable households, 4,000 cable high-speed Internet subscribers and 4,000 cable telephony lines from our acquisition of Compton. These subscribers are not included in net additions, but are included in the ending total balance for the six months ended June 30, 2011. In addition, the acquisition resulted in an increase in cable homes passed of 9,000.

(2)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.

Cable Television Revenue

Cable Television revenue was relatively flat for the three and six months ended June 30, 2012, compared to the corresponding periods of 2011, reflecting pricing changes made in March 2012, together with a continued increase in penetration of our digital cable product offerings and greater usage of on-demand services. These increases were offset by the impact of promotional and retention pricing activity associated with heightened competitive activity principally related to the widened availability of aggressively priced IPTV offerings as well as basic cable subscriber losses.

Our digital cable subscriber base grew by 2% for the three months ended June 30, 2012, and represented 79% of our total television subscriber base as at June 30, 2012, compared to 76% as at June 30, 2011. Increased demand from subscribers for the larger selection of digital content, video on-demand, HDTV and personal video recorder (“PVR”) equipment continues to contribute to the growth in the digital subscriber base and Cable Television revenue.

In the first quarter of 2012, Cable began an initiative to convert many of the remaining analog cable customer outlets onto its digital cable platform during 2012 and 2013. This migration will enable the reclamation of significant amounts of network capacity as well as reduce network operating and maintenance costs going forward. The migration will entail incremental PP&E and operating costs as each of the remaining analog homes are fitted with digital converters and various analog filtering equipment is removed.

Rogers Communications Inc.	12	Second Quarter 2012

Cable Internet Revenue

The year-over-year increase in Internet revenue for the three and six months ended June 30, 2012 reflects the increase in the Internet subscriber base, combined with Internet service pricing changes made over the previous twelve months. Also impacting the increase is a general movement by subscribers towards higher end tiers and the timing of promotional programs, partially offset by the impact of promotional and retention pricing activity associated with heightened competitive activity.

With the high-speed Internet customer-base at approximately 1.8 million subscribers, Internet penetration is approximately 48% of the homes passed by our cable networks and 80% of our television subscriber base, as at June 30, 2012.

Home Phone Revenue

The relatively flat Home Phone revenues for the three and six months ended June 30, 2012, reflect declines in revenue associated with exiting the legacy circuit-switched telephony base that Cable divested last year, partially offset by the increase in the cable telephony Home Phone customer base.

Excluding the impact of exiting the circuit-switched telephony business that Cable divested in the fourth quarter of 2011, the year-over-year revenue growth for Home Phone for the three and six months ended June 30, 2012 would have been 3% and 2%, respectively. For the three and six months ended June 30, 2011 the revenue associated with the divested residential circuit-switched telephony business totalled approximately $4 million and $10 million, respectively.

Cable telephony Home Phone lines in service grew 3% from June 30, 2011 to June 30, 2012 and now represent 28% of the homes passed by our cable networks and 47% of television subscribers.

Cable Operations Operating Expenses

Cable Operations’ operating expenses slightly increased for the three and six months ended June 30, 2012, compared to the corresponding period of 2011, due to incremental retention costs and costs associated with its analog to digital conversion, partially offset by cost management and productivity improvement initiatives across various functions. Cable Operations continues to focus on cost management and productivity improvement initiatives.

Cable Operations Adjusted Operating Profit

The modest year-over-year increase in adjusted operating profit for the three and six months ended June 30, 2012 was primarily the result of the revenue and cost changes described above, with the associated adjusted operating profit margin of 47.8% and 46.8% for the three and six months ended June 30, 2012, respectively, compared to 47.7% and 47.4% in the corresponding periods of 2011.

Rogers Communications Inc.	13	Second Quarter 2012

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue	$90	$100	(10)	$177	$216	(18)

Operating expenses before the undernoted	68	79	(14)	137	169	(19)
Adjusted operating profit(1)	22	21	5	40	47	(15)
Settlement of pension obligations(2)	-	(1)	n/m	-	(1)	n/m
Integration, restructuring and acquisition expenses(3)	(1)	(5)	(80)	(3)	(6)	(50)
Operating profit(1)	$21	$15	40	$37	$40	(8)

Adjusted operating profit margin(1)	24.4%	21.0%		22.6%	21.8%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)

Relates to the settlement of pension obligations for employees in the pension plans who retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(3)	Costs relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) acquisition transaction costs incurred and the integration of acquired businesses.

RBS Revenue

The decrease in RBS revenue for the three and six months ended June 30, 2012 primarily reflects the planned decline in certain categories of the lower margin legacy business, partially offset by the growth in next generation IP and other on-net services. RBS’ focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net revenue opportunities, utilizing both the acquired Atria and Blink networks and Cable’s existing network facilities to expand offerings to the medium-sized enterprise, public sector and carrier markets. Revenue from the lower margin off-net legacy business, which includes long-distance, local and certain legacy data services, continues to decline and was down 32% for the quarter compared to the second quarter of 2011. In comparison, revenue from the higher margin next generation business was up 22% for the quarter and now represents approximately 44% of total RBS revenues.

RBS Operating Expenses

The decrease in operating expenses for the three and six months ended June 30, 2012, compared to the corresponding periods of 2011, reflects the planned decrease in legacy services related costs due to lower volumes and subscriber levels and permanent cost reductions resulting from a 2011 restructuring of the employee base, partially offset by increases in sales and marketing expenses related to next generation IP and other on-net services.

RBS Adjusted Operating Profit

The year-over-year increase in adjusted operating profit for the three months ended June 30, 2012 reflects declines in revenue due to RBS’ planned exit of the lower margin legacy business to focus on growing its on-net next generation data revenue. The year-over-year decrease in adjusted operating profit for the six months ended June 30, 2012 reflects declines in revenue due to RBS’ planned exit of the lower margin legacy business, offset by cost efficiencies which resulted in the increase in RBS’ adjusted operating profit margin to 22.6% from 21.8%.

Rogers Communications Inc.	14	Second Quarter 2012

VIDEO

As of June 2012, Rogers’ retail stores no longer rent or sell videos and games at any of its locations which now focus exclusively on sales and service relating to wireless and cable products. The second quarter of 2012 was its last period for operations of the Video sub-segment of the Cable segment, with the remnants of that business now treated as discontinued operations for accounting and reporting purposes.

Cable Additions to PP&E

Cable additions to PP&E are classified into the following categories:

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg

Additions to PP&E
Customer premise equipment	$69	$35	97	$146	$81	80
Scalable infrastructure	65	65	-	119	125	(5)
Line extensions	12	11	9	24	20	20
Upgrades and rebuild	1	3	(67)	1	4	(75)
Support capital	52	63	(17)	97	97	-
Total Cable Operations	199	177	12	387	327	18
RBS	15	18	(17)	30	29	3
Total additions to PP&E	$214	$195	10	$417	$356	17

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and that facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;

•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Additions to Cable Operations PP&E include continued investments in the cable network to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and on-demand services to be added.

The increase in Cable Operations PP&E additions for the three and six months ended June 30, 2012, compared to the corresponding periods of 2011, was largely driven by increased CPE attributable to higher volumes and associated rate for DOCSIS 3 gateways, higher volumes of set top boxes related to Nextbox 2.0 and our analog to digital subscriber migration activities. Network investments in scalable infrastructure and line extensions was relatively flat for the three months ended June 30, 2012 and were focused on adding capacity and improving our data and video service platforms. Support capital investments decreased during the quarter due to timing of spend on projects related to platforms for new services and customer billing systems and was at the same investment level as in the prior year.

The change in RBS PP&E additions for the three and six months ended June 30, 2012, compared to the corresponding period of 2011, resulted from the timing of expenditures on customer specific network expansions and support capital.

Rogers Communications Inc.	15	Second Quarter 2012

MEDIA

Summarized Media Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue	$440	$437	1	$794	$776	2

Operating expenses before the undernoted	361	346	4	729	695	5
Adjusted operating profit(1)	79	91	(13)	65	81	(20)
Stock-based compensation recovery (expense)(2)	1	(5)	n/m	-	(7)	n/m
Settlement of pension obligations(3)	-	(3)	n/m	-	(3)	n/m
Integration, restructuring and acquisition expenses(4)	(7)	(1)	n/m	(13)	(4)	n/m
Operating profit(1)	$73	$82	(11)	$52	$67	(22)

Adjusted operating profit margin(1)	18.0%	20.8%		8.2%	10.4%

Additions to PP&E	$11	$12	(8)	$21	$20	5

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)

Relates to the settlement of pension obligations for employees in the pension plans who retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(4)	Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) acquisition transaction costs incurred and the integration of acquired businesses.

Media Revenue

The increase in Media’s revenue for the three and six months ended June 30, 2012 compared to the corresponding periods of 2011 was the result of strong growth in the Sports Entertainment division’s baseball ticketing and merchandising revenue combined with increased subscriber fees and advertising sales generated from Sportsnet. The second quarter ended June 30, 2012 experienced a continued weakening of the ad market from the levels seen earlier in the year, which suppressed growth at the other Media divisions.

Media Operating Expenses

The increase in Media’s operating expenses for the three and six months ended June 30, 2012, compared to the corresponding periods of 2011, is primarily due to an increase in planned programing related spending in the Television division and increased player related costs in the Sports Entertainment division. The Television spending is related to new channels including CityNews and FX Canada, as well as investments in new programming at Citytv coincident with the recent national expansion of its national footprint which enables the monetization of such programming costs over a much larger audience base in future periods, as well as the development of “Canada’s Got Talent”. Media was able to offset a portion of the impact of the softer than expected ad market during the quarter with cost management initiatives.

Media Adjusted Operating Profit

The decrease in Media’s adjusted operating profit for the three and six months ended June 30, 2012, compared to the corresponding period of 2011, primarily reflects the revenue and expense changes discussed above.

Media Additions to PP&E

Media’s PP&E additions during the three months ended June 30, 2012 decreased from the corresponding period in 2011 primarily due to a change in the nature of the planned projects. Media’s PP&E additions for the six months ended June 30, 2012 increased from the corresponding period in 2011 primarily due to capital expenditures relating to infrastructure upgrades for Sportsnet and Sports Entertainment.

Rogers Communications Inc.	16	Second Quarter 2012

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under IFRS to the non-GAAP measures operating profit and adjusted operating profit for the period. See the section entitled “Reconciliation of Financial Measures” for a full reconciliation to adjusted operating profit, adjusted net income, adjusted earnings per share and free cash flow.

Net Income and Earnings Per Share

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg

Net income	$400	$410	(2)	$705	$745	(5)
Loss from discontinued operations	13	3	n/m	32	13	n/m
Net income from continuing operations	$413	$413	-	$737	$758	(3)
Income tax expense	224	157	43	331	286	16
Other expense (income)(1)	(7)	(5)	40	(15)	(10)	50
Finance costs:
Interest on long-term debt	171	167	2	338	332	2
Loss on repayment of long-term debt	-	-	n/m	-	99	n/m
Foreign exchange loss (gain)	7	(2)	n/m	1	(11)	n/m
Change in fair value of derivative instruments	(12)	6	n/m	(5)	20	n/m
Capitalized interest	(9)	(7)	29	(19)	(10)	90
Amortization of deferred transaction costs	2	2	-	4	4	-
Operating income	789	731	8	1,372	1,468	(7)
Depreciation and amortization	466	444	5	929	862	8
Operating profit	1,255	1,175	7	2,301	2,330	(1)
Stock-based compensation expense (recovery)	(12)	41	n/m	(6)	49	n/m
Settlement of pension obligations	-	11	n/m	-	11	n/m
Integration, restructuring and acquisition expenses	33	17	94	75	21	n/m
Adjusted operating profit	$1,276	$1,244	3	$2,370	$2,411	(2)

(1)	Other income includes share of the income in associates and joint ventures accounted for using the equity method, net of tax and other investment income.

We recorded net loss from discontinued operations related to the exit of the Video business of $13 million and $32 million for the three and six months ended June 30, 2012, compared to a loss from discontinued operations of $3 million and $13 million, respectively, in the corresponding periods of 2011.

We recorded net income from continuing operations of $413 million and $737 million for the three and six months ended June 30, 2012, respectively, or basic earnings per share of $0.79 and $1.41, and diluted earnings per share of $0.77 and $1.38, respectively, compared to net income of $413 and $758 million, or basic earnings per share of $0.76 and $1.38, and diluted earnings per share of $0.75 and $1.37, respectively, in the corresponding periods of 2011.

On an adjusted basis, we recorded net income of $478 million and $838 million for the three and six months ended June 30, 2012, respectively, or basic adjusted earnings per share of $0.92 and $1.60, and diluted adjusted earnings per share of $0.91 and $1.59, respectively, compared to adjusted net income of $469 and $897 million, or basic adjusted earnings per share of $0.86 and $1.63, and diluted adjusted earnings per share of $0.85 and $1.62, respectively, in the corresponding periods of 2011. See the section entitled “Reconciliation of Financial Measures”.

Income Tax Expense

Our effective income tax rate for the three and six months ended June 30, 2012 was 35.2% and 31.0%, respectively. These rates differed from the 2012 statutory income tax rate of 26.4% primarily due to a non-recurring revaluation of our deferred tax balances of $54 million required as a result of legislative changes in the Ontario income tax rate becoming substantively enacted in the current quarter.

We expect to utilize substantially all of our remaining non-capital income tax loss in 2012. In addition, legislative changes to eliminate the deferral of partnership income took effect late in 2011. This will temporarily accelerate our total cash tax payments as the payment of approximately $700 million of previously expensed deferred taxes are accelerated and paid over a five year period commencing in 2012 at 15% in 2012, 20% in each

Rogers Communications Inc.	17	Second Quarter 2012

of 2013 through 2015, and 25% in 2016. For these reasons, our full year 2012 cash income tax payments are increasing significantly from 2011 levels as detailed in our 2012 Financial Guidance, and are currently expected to increase further in 2013 from 2012 levels. While both the depletion of loss carryforwards and the elimination of the partnership deferral impact the timing of cash tax payments, they are not expected to materially affect our income tax expense for accounting purposes. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars, except tax rate)	2012	2011	2012	2011

Statutory income tax rate	26.4%	28.0%	26.4%	28.0%

Income before income taxes	$637	$570	$1,068	$1,044

Computed income tax expense	$168	$160	$282	$292
Increase (decrease) in income taxes resulting from:
Effect of tax rate differential on origination and estimated future reversal of temporary differences	3	(11)	5	(24)
Effect of legislated tax rate changes substantively enacted in current period on deferred tax balances	54	-	54	-
Non-deductible (non-taxable) items	(5)	7	(7)	10
Other items	4	1	(3)	8
Income tax expense	$224	$157	$331	$286
Effective income tax rate	35.2%	27.5%	31.0%	27.4%

Interest on Long-Term Debt

The nominal increase in interest expense for the three and six months ended June 30, 2012, compared to the corresponding periods of 2011, including the impact of cross-currency interest rate exchange agreements (“Debt Derivatives”), primarily reflects an increase in the amount of debt, substantially offset by a decrease in the weighted-average interest rate on long-term debt at June 30, 2012 compared to June 30, 2011. See the section entitled “Overview of Liquidity, Financing and Share Capital Activities”.

Loss on Repayment of Long-Term Debt

During the three and six months ended June 30, 2012, there were no losses on repayment of long-term debt. During the six months ended June 30, 2011, we recorded a loss on repayment of long-term debt of $99 million related to the redemption of two public debt issues.

Foreign Exchange Loss (Gain)

During the three and six months ended June 30, 2012, the Canadian dollar weakened by 2.1 cents and 0.1 cents respectively, versus the U.S. dollar resulting in a foreign exchange loss of $7 million and $1 million respectively, primarily related to the US$350 million Senior Notes due 2038 for which the associated Debt Derivatives have not been designated as hedges for accounting purposes. During the three and six months ended June 30, 2011, the Canadian dollar strengthened by 0.5 cents and 3.0 cents versus the U.S. dollar, resulting in a foreign exchange gain of $2 million and $11 million respectively, also primarily related to the US$350 million Senior Notes due 2038. Much of these gains and losses are offset by the coincident change in the fair value of our Derivative Instruments as discussed below.

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments expense in the three and six months ended June 30, 2012 was primarily the result of (i) a non-cash gain for the three and six months ended June 30, 2012 on the fair value of the Debt Derivatives hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes combined with (ii) a non-cash gain for the three months ended June 30, 2012 and a non-cash loss for the six months ended June 30, 2012 pertaining to an estimate of the

Rogers Communications Inc.	18	Second Quarter 2012

relative hedge ineffectiveness of Debt Derivatives which have been designated as hedges for accounting purposes. We have recorded the fair value of our Debt Derivatives using an estimated credit-adjusted mark-to-market valuation. Much of this change in the fair value of our Derivative Instruments is offset by the foreign exchange loss discussed above. For the impact, refer to the section entitled “Mark-to-Market Value of Derivatives”.

Operating Income

The increase in our operating income in the three months ended June 30, 2012, compared to the corresponding period of 2011, reflects an increase in revenue of $9 million and the decrease in expenses of $49 million. For the six months ended June 30, 2012, compared to the corresponding period of 2011, operating income decreased due to an $11 million decline in revenue and an increase in expense of $85 million. See the section above entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three and six months ended June 30, 2012, compared to the corresponding periods of 2011, reflects an increase in depreciation on PP&E and is largely related to information technology systems that became available for use in the second half of 2011, the acceleration of depreciation on certain network transmission assets and the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities throughout 2011 and during the first half of 2012.

Stock-based Compensation

A summary of stock-based compensation expense (recovery) is as follows:

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars)	2012	2011	2012	2011

Wireless	$(2)	$7	$-	$8
Cable	(2)	5	(1)	6
Media	(1)	5	-	7
Corporate	(7)	24	(5)	28
	$(12)	$41	$(6)	$49

In the three and six months ended June 30, 2012, $11 million and $56 million, as compared to $14 million and $24 million for the corresponding periods of 2011, was paid to holders of restricted share units, deferred share units, and upon exercise of stock options using a cash settlement feature. The expense in a given period, which is included in operating costs under employee salaries and benefits, is generally a function of the vesting of options and units and a true up to the liability associated with changes to the fair value of the underlying options and units for each reporting period.

Settlement of Pension Obligations

During the three and six months ended June 30, 2012, there was no settlement of pension obligations. During the three and six months ended June 30, 2011, we incurred a non-cash loss from the settlement of pension obligations of $11 million resulting from a lump sum contribution of approximately $18 million to our pension plans, following which the pension plans purchased approximately $68 million of annuities from insurance companies for all employees who had retired between January 1, 2009 and January 1, 2011.

Integration, Restructuring and Acquisition Expenses

During the three and six months ended June 30, 2012, we incurred $33 million and $75 million of integration, restructuring and acquisition expenses to improve our cost structure related to severance costs associated with the targeted restructuring of our employee base. During the three and six months ended June 30, 2011, we incurred

Rogers Communications Inc.	19	Second Quarter 2012

$17 million and $21 million of integration, restructuring and acquisition expenses to improve our cost structure related to (i) severance costs related to the targeted restructuring of our employee base ($17 million and $17 million, respectively) and (ii) acquisition and transaction costs incurred and integration of acquired businesses ($nil million and $4 million, respectively).

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless and Cable increased modestly for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

For the three months ended June 30, 2012, consolidated adjusted operating profit increased to $1,276 million, compared to $1,244 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended June 30, 2012 and June 30, 2011, respectively, excludes (i) stock-based compensation recovery of $12 million and expense of $41 million; (ii) integration, restructuring and acquisition expenses of $33 million and $17 million; and (iii) settlement of pension obligations of $nil and $11 million.

For the six months ended June 30, 2012, consolidated adjusted operating profit decreased to $2,370 million, compared to $2,411 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the six months ended June 30, 2012 and June 30, 2011, respectively, excludes (i) stock-based compensation recovery of $6 million and expense of $49 million; (ii) integration, restructuring and acquisition expenses of $75 million and $21 million; and (iii) settlement of pension obligations of $nil and $11 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Reconciliation of Financial Measures” and “Key Performance Indicators and Non-GAAP Measures”.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operating, Financing and Investing Activities

Three months ended June 30, 2012

For the three months ended June 30, 2012, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,242 million from $1,223 million in the corresponding period of 2011.

Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the three months ended June 30, 2012, cash generated from operations was $1,079 million, compared to $920 million in the corresponding period of 2011. Total net funds generated from operations in the three months ended June 30, 2012 aggregated approximately $2,179 million, including the cash generated from operations of $1,079 noted above together with the receipt of an aggregate $1.1 billion gross proceeds from the June 4, 2012 issuance of $500 million of 3.0% Senior Notes due 2017 and $600 million of 4.0% Senior Notes due 2022.

Net funds used during the three months ended June 30, 2012 totalled approximately $1,532 million, the details of which include the following:

•	additions to PP&E of $465 million, including $7 million of related changes in non-cash working capital;

•	the purchase for cancellation of 9.6 million Class B Non-Voting shares for an aggregate purchase price of $350 million;

•	the payment of quarterly dividends of $207 million on our Class A Voting and Class B Non-Voting shares;

•	$490 million net repayments under the bank credit facility;

Rogers Communications Inc.	20	Second Quarter 2012

•	payments for program rights and other payments of $11 million; and

•	Payments for financing costs of $9 million.

Taking into account the opening bank advances of $44 million at the beginning of the period and the generation and uses of funds described above, the cash and cash equivalents at June 30, 2012 were $603 million.

Six months ended June 30, 2012

For the six months ended June 30, 2012, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $2,287 million from $2,399 million in the corresponding period of 2011.

Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the six months ended June 30, 2012, cash generated from operations was $1,607 million, compared to $1,638 million in the corresponding period of 2011. Total net funds generated or raised in the six months ended June 30, 2012 aggregated approximately $2,707 million, including the cash generated from operations of $1,607 million noted above together with the receipt of an aggregate $1.1 billion gross proceeds from the June 4, 2012 issuance of $500 million of 3.0% Senior Notes due 2017 and $600 million of 4.0% Senior Notes due 2022.

Net funds used during the six months ended June 30, 2012 totalled approximately $2,047 million, the details of which include the following:

•	additions to PP&E of $1,009 million, including $102 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $394 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 9.6 million Class B Non-Voting shares for an aggregate purchase price of $350 million;

•	$250 million net repayments under the bank credit facility;

•	payments for program rights and other payments of $35 million; and

•	payments for financing costs of $9 million.

Taking into account the opening bank advances of $57 million at the beginning of the period and the generation and uses of funds described above, the cash and cash equivalents at June 30, 2012 were $603 million.

Financing

Our long-term debt instruments are described in Note 17 and Note 18 to the 2011 Annual Audited Consolidated Financial Statements.

At June 30, 2012, there were no advances outstanding under our $2.4 billion bank credit facility, and our cash and cash equivalents were $603 million.

Bank Credit Facility

Subsequent to quarter-end, in July 2012, Rogers successfully completed the negotiation and documentation of a new five-year $2.0 billion bank credit facility maturing in July 2017 from a consortium of financial institutions. This new bank credit facility replaces our prior $2.4 billion bank credit facility that was set to expire in July 2013. The new bank credit facility will be used for general corporate purposes.

Debt Issuances

On June 4, 2012, RCI issued in Canada $1.1 billion aggregate principal amount of senior notes, comprised of

Rogers Communications Inc.	21	Second Quarter 2012

$500 million of 3.0% Senior Notes due 2017 (the “2017 Notes”) and $600 million of 4.0% Senior Notes due 2022 (the “2022 Notes”). The 2017 Notes were issued at a discount of 99.921% for an effective yield of 3.017% per annum if held to maturity while the 2022 Notes were issued at a discount of 99.600% to yield 4.049% if held to maturity. RCI received aggregate net proceeds of approximately $1,091 million from the issuance of the 2017 Notes and the 2022 Notes after deducting the original issue discount, agents’ fees and other related expenses. The aggregate net proceeds from the 2017 Notes and the 2022 Notes were used to repay outstanding advances under our bank credit facility and for general corporate purposes, which may include funding all or a portion of our investment in a 37.5% ownership interest in Maple Leaf Sports and Entertainment.

Each of the 2017 Notes and the 2022 Notes are guaranteed by RCP and rank pari passu with all of RCI’s other senior unsecured notes and debentures and bank credit facility.

Normal Course Issuer Bid

In February 2012, we announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by RCI of our intention to renew our NCIB for a further one year period commencing February 24, 2012 and ending February 23, 2013, and that, during such one year period, we may purchase on the TSX up to the lesser of 36.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors. Any purchase made pursuant to the NCIB will be effected through the facilities of the TSX, the New York Stock Exchange and/or alternative trading systems.

During the three and six months ended June 30, 2012, 9.6 million Class B Non-Voting shares were purchased and cancelled under the NCIB for an aggregate purchase price of $350 million. All of these purchases were effected through the facilities of the TSX.

Interest Rate and Foreign Exchange Management

Foreign Currency Forward Contracts

As at June 30, 2012, U.S. $500 million of foreign exchange currency forward contracts used to hedge the foreign exchange risk on certain forecast expenditures (“Expenditure Derivatives”) remained outstanding. All of the Expenditure Derivatives qualify and have been designated as hedges for accounting purposes. The Expenditure Derivatives fix the exchange rate on an aggregate U.S. $20 million per month of our forecast expenditures at an average rate of Cdn $0.9643/U.S. $1 to July 2014. An aggregate U.S $60 million of the Expenditure Derivatives were settled in the quarter for Cdn $58 million.

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Debt Derivatives and our Expenditure Derivatives (together, our “Derivatives”), whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of our U.S. dollar-denominated long-term debt illustrated in the table below reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

During the three and six months ended June 30, 2012, there was no change in our U.S. dollar-denominated debt or in our Debt Derivatives. On June 30, 2012, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 91.7% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Rogers Communications Inc.	22	Second Quarter 2012

Consolidated Hedged Position

(In millions of dollars, except percentages)	June 30, 2012		June 30, 2011

U.S. dollar-denominated long-term debt	U.S.	$4,230	U.S.	$4,230
Hedged with Debt Derivatives	U.S.	$4,230	U.S.	$4,230
Hedged exchange rate		1.1340		1.1340
Percent hedged(1)		100.0%		100.0%

Amount of long-term debt at fixed rates:(2)
Total long-term debt	Cdn	$11,447	Cdn	$10,347
Total long-term debt at fixed rates	Cdn	$11,447	Cdn	$10,347
Percent of long-term debt fixed		100.0%		100.0%

Weighted average interest rate on long-term debt		6.06%		6.33%

(1)

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on June 30, 2012 and December 31, 2011, RCI accounted for 91.7% of its Debt Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on June 30, 2012, 91.7% of U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Debt Derivatives.

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each Derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at June 30, 2012, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at June 30, 2012, the credit-adjusted estimated net liability value of our Debt Derivatives was $440 million, which is $8 million more than the unadjusted risk-free mark-to-market net liability value. The credit-adjusted estimated net asset value of our Expenditure Derivatives was $30 million, which is the same value as the unadjusted risk-free mark-to-market net asset value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net asset (liability) position (A + B)
Debt Derivatives
Mark-to-market value - risk-free analysis(1)	$90	$(522)	$(432)
Mark-to-market value - credit-adjusted estimate (carrying value)	78	(518)	(440)
Difference, Debt Derivatives	(12)	4	(8)

Expenditure Derivatives
Mark-to-market value - risk-free analysis(1)	30	-	30
Mark-to-market value - credit-adjusted estimate (carrying value)	30	-	30
Difference, Expenditure Derivatives	-	-	-
Total Difference	$(12)	$4	$(8)

(1)	Represents mark-to-market value of Derivatives before any credit risk adjustments. See the section entitled “Long-term Debt Plus Net Derivative Liabilities”.

Rogers Communications Inc.	23	Second Quarter 2012

At June 30, 2012, further details of the derivative instruments net liability are as follows:

(In millions of dollars)	U.S $ notional	Exchange rate	Cdn. $ notional	Unadjusted mark-to- market value on a risk free basis(1)	Estimated fair value, being carrying amount on a credit risk adjusted basis
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$79	$69
As liabilities	1,905	1.2668	2,413	(522)	(518)

Debt Derivatives not accounted for as hedges:
As assets	350	1.0258	359	11	9
Net mark-to-market liability Debt Derivatives				(432)	(440)

Expenditure Derivatives accounted for as cash flow hedges:
As assets	500	0.9643	482	30	30

Total				$(402)	$(410)

Less net current liability portion					$(121)
Net long-term liability portion					$(289)

(1)	Represents mark-to-market value of Derivatives before any credit risk adjustments. See the section entitled “Long-term Debt Plus Net Derivative Liabilities”.

Long-term Debt Plus Net Debt Derivative Liabilities

The aggregate of our long-term debt plus net Debt Derivatives liabilities at the unadjusted risk-free mark-to-market value is used by us and many analysts to most closely represent Rogers’ net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	June 30, 2012	June 30, 2011

Long-term debt(1)	$10,956	$9,630
Net derivative liabilities for Debt Derivatives at the unadjusted risk-free mark-to-market value(2)(3)	$432	$747

Total	$11,388	$10,377

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.
(3)	Represents mark-to-market value of Derivatives before any credit risk adjustments.

We believe that the non-GAAP financial measure of long-term debt plus net Debt Derivative liabilities related to our Debt Derivatives at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze our enterprise and equity value and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under IFRS. The difference is shown in the table above.

Rogers Communications Inc.	24	Second Quarter 2012

Outstanding Common Share Data

Set out below is our outstanding common share data as at June 30, 2012 and at June 30, 2011.

	June 30, 2012	June 30, 2011
Common shares(1)
Class A Voting	112,462,014	112,462,014
Class B Non-Voting	402,783,022	434,108,136
Total Common shares	515,245,036	546,570,150

Options to purchase Class B Non-Voting shares
Outstanding options	10,108,755	11,987,639
Outstanding options exercisable	5,053,356	6,771,602

(1)

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)

February 15, 2011	March 18, 2011	April 1, 2011	$0.355	$195
April 27, 2011	June 15, 2011	July 4, 2011	$0.355	$194
August 17, 2011	September 15, 2011	October 3, 2011	$0.355	$190
October 26, 2011	December 15, 2011	January 4, 2012	$0.355	$187

February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207
April 25, 2012	June 15, 2012	July 3, 2012	$0.395	$205

In February 2012, the Board approved an increase to our annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.395 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements, are summarized in our 2011 Annual MD&A, and are further discussed in Notes 17, 18 and 25 of our 2011 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2011, except for a wireless handset purchase agreement which provides for a minimum commitment representing a material portion of current and projected handset sales over a three year period.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2011 Annual MD&A. Significant developments regarding those regulations since our 2011 Annual MD&A, which was current as of February 21, 2012, are as follows:

Consultation on a Policy and Technical Framework for the 700MHz Band and Aspects Related to Commercial Mobile Spectrum

Rogers Communications Inc.	25	Second Quarter 2012

In March 2012, the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”) released its Policy and Technical framework for the auction of spectrum in the 700MHz and 2500-2690MHz spectrum bands. Key aspects of the Policy regarding 700MHz spectrum are:

•

Industry Canada did not establish a set-aside like it did in the 2008 spectrum auction and instead adopted an auction cap. There are 4 blocks of spectrum that are considered “prime”. Large domestic carriers are restricted to a single block of “prime” spectrum while all other carriers are held to two such blocks. Rogers, Bell and Telus will be considered large carriers nationally while Sasktel and MTS will be considered such in Saskatchewan and Manitoba, respectively.

•

Bidders designated as associated entities are not allowed to bid separately in the auction. The definition of associated entities will be determined in an upcoming consultation. Submissions were filed in June 2012 with reply submissions due in late July 2012.

•

To encourage rural deployments, single carriers who win two paired blocks, or two carriers who share their two paired blocks, are required to use their 700MHz spectrum to provide coverage to 90% of their HSPA territory within 5 years and 97% within 7 years. Industry Canada will also draft general roll-out requirements under their next consultation.

•	Industry Canada will use Tier 2 licence areas, which consists of 14 large service areas covering all of Canada and generally are the same size as individual provinces.

•	The auction is expected to occur in the first half of 2013.

Key aspects of the Policy regarding 2500-2690MHz spectrum are:

•

Industry Canada adopted a spectrum cap (not an auction cap like in the 700MHz auction). No carrier participating in the auction may possess more than 40MHz of 2500-2690MHz spectrum. Rogers is grandfathered in our holdings in those situations where we already hold more than 40MHz of this spectrum. We will not be required to return spectrum.

•	The status of associated entities will be decided in an upcoming consultation.

•	There is no special roll-out requirement for 2500MHz. A general roll-out rule will be determined in the next consultation.

•	The auction is expected to occur in early 2014.

Industry Canada also began a consultation on mandatory roaming and tower sharing. It currently makes the following proposals:

•	Industry Canada proposes expanding mandatory roaming. Any licensee can ask any other licensee to roam on their network whether they have spectrum in territory or not. The duration is indefinite.

•	Industry Canada proposes to keep the current seamless handover rules and not require seamless handover.

•	Rates would be determined by commercial negotiations.

•	Parties would be able to refer negotiation failures to arbitration after 60 days instead of 90.

Restrictions on Non-Canadian Ownership and Control

In March 2012, Industry Canada announced its intention to amend the Telecommunications Act (Canada) (the “Telecommunications Act”) to exempt telecommunications companies with less than 10% of total telecommunications Canadian market revenue from foreign investment restrictions under that Act. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenues other than by way of merger or acquisitions will continue to be exempt from the restrictions. These amendments were included in Bill C-38 which passed into law on June 29, 2012. Restrictions on foreign ownership under the Broadcasting Act (Canada) remain for all companies with broadcasting distribution activities irrespective of telecommunications market share.

Rogers Communications Inc.	26	Second Quarter 2012

Proposed Legislation Affecting Wireless Billing and Contracts

In April 2012, the Ontario government announced that it is introducing legislation addressing wireless bills and contracts. The proposed legislation, which would affect new contracts, would take effect six months after being passed. It would also cover existing agreements that are amended, renewed or extended after that date. The legislation seeks to ensure that contracts are written in plain language and spell out which services come with the basic fee, and which would incur an additional fee. It would also require providers to obtain consent in writing before they renew or amend a contract. The legislation also seeks a cap on the cost of cancelling a fixed-term contract that would vary depending on the circumstances of the contract.

The amendments to the Manitoba Consumer Protection Act described in our 2011 Annual MD&A will come into effect in September 2012. Similar legislation will come into effect in September 2012 in Newfoundland and has been tabled in Nova Scotia. A private member’s bill proposing similar legislation has been introduced in New Brunswick.

CRTC Denial of Roaming Complaint Review and Vary Applications

In April 2012, the CRTC denied Globealive and PIAC’s applications to review and vary Decision 2011-360 in which the CRTC dismissed Globealive’s complaint that Rogers was providing itself with an undue preference in providing our Chatr brand with seamless handoff for roaming.

Bill C-11, An Act to amend the Copyright Act

Bill C-11, An Act to amend the Copyright Act, which was introduced into the House of Commons in September 2011 (as described in our 2011 Annual MD&A), was passed into law in June 2012 without amendment and will come into force in phases over the next few years.

Regulatory Approval of Recent Acquisitions

In June 2012, the CRTC approved Rogers Media’s acquisition of the Saskatchewan Communications Network. In May 2012, the Competition Bureau issued a No Action Letter to Bell and Rogers indicating that the Commissioner of Competition (Commissioner) would not contest the proposed acquisition of a 75% interest in MLSE by Rogers and Bell Canada.

UPDATE TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2011 Annual MD&A, which was current as of February 21, 2012, and should be reviewed in conjunction with this interim quarterly MD&A. Significant developments since that date are as follows:

Consultation on a Policy and Technical Framework for the 700MHz Band and Aspects Related to Commercial Mobile Spectrum

Industry Canada’s recently released Policy and Technical framework for the auction of spectrum in the 700MHz and 2500-2690MHz spectrum bands described above may impair Rogers’ ability to acquire the necessary spectrum to compete effectively in the wireless broadband market against Bell Canada and TELUS who have a shared network.

Review of Telecommunications Foreign Ownership Restrictions

Industry Canada’s amendment to the Telecommunications Act to exempt telecommunications companies with less than 10% of total Canadian telecommunications market revenue from foreign investment restrictions under that Act will enable foreign firms to acquire and substantially invest in new wireless entrants. Any such activity could provide greater competition to Wireless.

Rogers Communications Inc.	27	Second Quarter 2012

Litigation Update

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of system access fee collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. The “opt-in” nature of the class was later confirmed by the Saskatchewan Court of Appeal. As a national, “opt-in” class action, affected customers outside Saskatchewan have to take specific steps to participate in the proceeding. In February 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process.

The Company’s appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied in June 2012. This dispute will now proceed to trial. We have not recorded a liability for this contingency since management’s assessment is that the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action results in a liability, a material adjustment to our financial position and results of operations could result.

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves, among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (BC). The Plaintiffs are seeking unquantified damages and restitution. Any potential liability is not yet determinable.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2011 Annual MD&A and this interim quarterly MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;

•	Subscriber counts and subscriber churn;

•	Operating expenses;

•	Cost of equipment sales;

•	Stock-based compensation expenses (recovery);

•	Integration, restructuring and acquisition expenses;

•	Operating profit or loss;

•	Adjusted operating profit or loss;

•	Adjusted net income;

•	Adjusted operating profit or loss margin;

•	Free cash flow;

•	Additions to PP&E; and

•	Long-term debt plus net derivative liabilities (assets).

Certain of the key performance indicators listed above are non-GAAP measures and are reconciled in the “Reconciliation of Financial Measures” section of this MD&A.

Rogers Communications Inc.	28	Second Quarter 2012

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers. During the three and six months ended June 30, 2012, total amounts paid by us to these related parties, directly or indirectly, were $10 million and $20 million, respectively, compared to $10 million and $18 million for the three and six months ended June 30, 2011. These payments were for legal services, printing and commissions paid on premiums for insurance coverage. We have entered into certain transactions with our controlling shareholder and companies controlled by that controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three and six months ended June 30, 2012 and June 30, 2011 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2011 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2011 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended June 30, 2012 there were no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2011 Annual MD&A.

NEW ACCOUNTING STANDARDS

IFRS 7, Financial Instruments: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with an entity’s continuing involvement in derecognized financial assets. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The company has assessed the impact of this amendment and there is no impact on its consolidated financial statements.

Recent Accounting Pronouncements

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. Unless otherwise indicated, the following accounting pronouncements are required to be applied beginning on or after January 1, 2013. Refer to our 2011 Annual Report for a brief description of each accounting pronouncement. The Company is assessing the impact of the following accounting pronouncements on its consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements

•	IFRS 11, Joint Arrangements

•	IFRS 12, Disclosure of Interests in Other Entities

•	IFRS 13, Fair Value Measurement

•	IAS 1, Presentation of Financial Statements (amended 2011)

•	IAS 19, Employee Benefits(amended 2011)

•	IAS 27, Separate Financial Statements (amended 2011)

•	IAS 28, Investments in Associates and Joint Ventures (amended 2011)

•	IAS 32, Financial Instrument: Presentation (amended 2011), effective January 1, 2014

•	IFRS 9, Financial Instruments, effective January 1, 2015

Rogers Communications Inc.	29	Second Quarter 2012

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the second quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2011 Annual MD&A.

2012 FINANCIAL AND OPERATING GUIDANCE

We have no specific revisions to the 2012 annual consolidated guidance ranges which we provided on February 22, 2012. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	30	Second Quarter 2012

RECONCILIATION OF FINANCIAL MEASURES

Calculation of Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow

The ‘Adjusted’ amounts presented below are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘Adjusted’ amounts are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as a valuation metric. The ‘Adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) other items (net) and (iv) in respect of net income and earnings per share, loss on the repayment of long-term debt, the related income tax impact of the above amounts, and an income tax charge (recovery) due to legislative tax changes.

(In millions of dollars, except per share amounts;	Three months ended June 30,		Six months ended June 30,
number of shares outstanding in millions)	2012	2011	2012	2011

Operating income	$789	$731	$1,372	$1,468
Add:
Depreciation and amortization	466	444	929	862
Operating profit	$1,255	$1,175	$2,301	$2,330
Add (deduct):
Stock-based compensation expense (recovery)	(12)	41	(6)	49
Settlement of pension obligations	-	11	-	11
Integration, restructuring and acquisition expenses	33	17	75	21
Adjusted operating profit	$1,276	$1,244	$2,370	$2,411

Net income from continuing operations	$413	$413	$737	$758
Add (deduct):
Stock-based compensation expense (recovery)	(12)	41	(6)	49
Settlement of pension obligations	-	11	-	11
Integration, restructuring and acquisition expenses	33	17	75	21
Loss on repayment of long-term debt	-	-	-	99
Income tax impact of above items	(10)	(13)	(22)	(41)
Income tax charge, legislative tax change	54	-	54	-
Adjusted net income	$478	$469	$838	$897

Adjusted basic earnings per share:
Adjusted net income	$478	$469	$838	$897
Divided by: weighted average number of shares outstanding	521	547	523	550
Adjusted basic earnings per share	$0.92	$0.86	$1.60	$1.63

Adjusted diluted earnings per share:
Adjusted net income	$478	$469	$838	$897
Divided by: diluted weighted average number of shares outstanding	524	550	526	554
Adjusted diluted earnings per share	$0.91	$0.85	$1.59	$1.62

Basic earnings per share:
Net income from continuing operations	$413	$413	$737	$758
Net income	$400	$410	$705	$745
Divided by: weighted average number of shares outstanding	521	547	523	550
Basic earnings per share - continuing operations	$0.79	$0.76	$1.41	$1.38
Basic earnings per share	$0.77	$0.75	$1.35	$1.35

Diluted earnings per share:
Net income from continuing operations	$413	$413	$737	$758
Effect on net income of dilutive securities	(12)	-	(13)	-
Diluted net income from continuing operations	$401	$413	$724	$758

Net income	$400	$410	$705	$745
Effect on net income of dilutive securities	(12)	-	(13)	-
Diluted net income	$388	$410	$692	$745
Divided by: diluted weighted average number of shares outstanding	524	550	526	554
Diluted earnings per share - continuing operations	$0.77	$0.75	$1.38	$1.37
Diluted earnings per share	$0.75	$0.74	$1.32	$1.34

Calculation of Free Cash Flow

Adjusted operating profit	$1,276	$1,244	$2,370	$2,411
Add (deduct):
PP&E expenditures	(458)	(520)	(907)	(915)
Interest on long-term debt, net of capitalization	(162)	(160)	(319)	(322)
Pre-tax free cash flow	656	564	1,144	1,174
Cash income taxes	(23)	(3)	(95)	(6)
After-tax free cash flow	$633	$561	$1,049	$1,168

Rogers Communications Inc.	31	Second Quarter 2012

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	IFRS
	2012		2011				2010
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenue
Wireless	$1,765	$1,706	$1,826	$1,832	$1,759	$1,721	$1,788	$1,816
Cable	933	912	931	922	932	929	922	913
Media	440	354	428	407	437	339	416	369
Corporate items and eliminations	(32)	(29)	(30)	(30)	(31)	(26)	(20)	(20)
Total operating revenue	3,106	2,943	3,155	3,131	3,097	2,963	3,106	3,078

Adjusted operating profit (loss)(1)
Wireless	796	737	670	815	761	790	704	821
Cable	425	396	423	386	418	408	384	378
Media	79	(14)	44	55	91	(10)	24	40
Corporate items and eliminations	(24)	(25)	(36)	(29)	(26)	(21)	(28)	(16)
Adjusted operating profit(1)	1,276	1,094	1,101	1,227	1,244	1,167	1,084	1,223
Stock-based compensation (expense) recovery	12	(6)	(34)	19	(41)	(8)	26	(41)
Settlement of pension obligations	-	-	-	-	(11)	-	-	-
Integration, restructuring and acquisition expenses	(33)	(42)	(20)	(15)	(17)	(4)	(21)	(6)
Other items, net	-	-	-	-	-	-	5	(4)
Operating profit(1)	1,255	1,046	1,047	1,231	1,175	1,155	1,094	1,172
Depreciation and amortization	(466)	(463)	(454)	(427)	(444)	(418)	(429)	(399)
Impairment of assets	-	-	-	-	-	-	(11)	-
Operating income	789	583	593	804	731	737	654	773
Interest on long-term debt	(171)	(167)	(169)	(167)	(167)	(165)	(164)	(167)
Loss on repayment of long-term debt	-	-	-	-	-	(99)	-	(87)
Other income (expense), net	19	15	8	22	6	1	(24)	3
Income tax expense	(224)	(107)	(97)	(162)	(157)	(129)	(146)	(137)
Net income from continuing operations	$413	$324	$335	$497	$413	$345	$320	$385

Add (deduct):
Stock-based compensation expense (recovery)	(12)	6	34	(19)	41	8	(26)	41
Settlement of pension obligations	-	-	-	-	11	-	-	-
Integration, restructuring and acquisition expenses	33	42	20	15	17	4	21	6
Other items, net	-	-	-	-	-	-	(5)	4
Loss on repayment of long-term debt	-	-	-	-	-	99	-	87
Impairment of assets	-	-	-	-	-	-	11	-
Income tax impact of above items	(10)	(12)	(11)	(4)	(13)	(28)	(5)	(41)
Income tax charge, cash-settled stock options	-	-	-	-	-	-	40	-
Income tax charge (recovery), legislative tax change	54	-	(28)	-	-	-	-	-
Adjusted net income from continuing operations(1)	$478	$360	$350	$489	$469	$428	$356	$482

Earnings per share from continuing operations:
Basic	$0.79	$0.62	$0.63	$0.92	$0.76	$0.62	$0.57	$0.67
Diluted	$0.77	$0.61	$0.63	$0.88	$0.75	$0.62	$0.53	$0.67

As adjusted(1):
Earnings per share from continuing operations:
Basic	$0.92	$0.69	$0.66	$0.90	$0.86	$0.77	$0.63	$0.84
Diluted	$0.91	$0.68	$0.66	$0.90	$0.85	$0.77	$0.63	$0.83

Earnings per share:
Basic	$0.77	$0.58	$0.61	$0.91	$0.75	$0.60	$0.54	$0.66
Diluted	$0.75	$0.57	$0.61	$0.87	$0.74	$0.60	$0.50	$0.66

Additions to PP&E	$458	$449	$653	$559	$520	$395	$583	$438

(1)	As defined. See sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”.

Rogers Communications Inc.	32	Second Quarter 2012

SUMMARY FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

	Three months ended June 30 (unaudited)
	RCI(1)(2)		RCP(1)(2)		Other Subsidiaries(2)		Consolidating Adjustments(2)		Total Consolidated Amounts
(In millions of dollars)	Jun. 30 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011

Statement of Income Data:
Revenue	$-	$25	$2,692	$2,681	$452	$453	$(38)	$(62)	$3,106	$3,097
Operating income (loss)	(24)	(59)	765	735	65	73	(17)	(18)	789	731
Net income (loss)	400	410	750	717	227	246	(977)	(963)	400	410

	Six months ended June 30 (unaudited)
	RCI(1)(2)		RCP(1)(2)		Other Subsidiaries(2)		Consolidating Adjustments(2)		Total Consolidated Amounts
(In millions of dollars)	Jun. 30 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011

Statement of Income Data:
Revenue	$-	$52	$5,305	$5,325	$818	$813	$(74)	$(130)	$6,049	$6,060
Operating income (loss)	(55)	(92)	1,430	1,552	32	42	(35)	(34)	1,372	1,468
Net income (loss)	705	745	1,395	1,498	396	443	(1,791)	(1,941)	705	745

	As at period end (unaudited)
	RCI(1)(2)		RCP(1)(2)		Other Subsidiaries(2)		Consolidating Adjustments(2)		Total Consolidated Amounts
(In millions of dollars)	Jun. 30 2012	Dec. 31 2011	Jun. 30 2012	Dec. 31 2011	Jun. 30 2012	Dec. 31 2011	Jun. 30 2012	Dec. 31 2011	Jun. 30 2012	Dec. 31 2011

Balance Sheet Data (at period end):
Current assets	$1,209	$710	$6,522	$5,288	$1,639	$1,608	$(6,860)	$(5,694)	$2,510	$1,912
Non-current assets	26,319	23,383	11,314	11,350	6,312	5,681	(27,553)	(23,964)	16,392	16,450
Current liabilities	8,400	5,538	1,671	1,834	565	868	(7,908)	(5,691)	2,728	2,549
Non-current liabilities	12,122	11,640	228	259	173	188	156	154	12,679	12,241

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)

Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	33	Second Quarter 2012

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors and expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to: general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives strategies and intentions and any factor, assumptions, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: new interpretations and new accounting standards from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the “Operating Environment” section of our 2011 Annual MD&A including the section entitled “Risks and Uncertainties Affecting our Businesses”. Our annual and quarterly reports can be found online at rogers.com/investors, sedar.com and sec.gov or are available directly from Rogers.

Rogers Communications Inc.	34	Second Quarter 2012

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results teleconference with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:30 a.m. ET today, July 24, 2012. A rebroadcast of this teleconference will be available on the Events and Presentations page of Rogers’ Investor Relations website rogers.com/investors for a period of at least two weeks following the teleconference.

# # #

Rogers Communications Inc.	35	Second Quarter 2012

Unaudited Interim Condensed Consolidated Financial Statements of

Rogers Communications Inc.

Three months and six months ended June 30, 2012 and 2011

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Operating revenue	$3,106	$3,097	$6,049	$6,060

Operating expenses:
Operating costs (note 4)	1,818	1,905	3,673	3,709
Integration, restructuring and acquisition costs (note 7)	33	17	75	21
Depreciation and amortization	466	444	929	862

Operating income	789	731	1,372	1,468

Finance costs (note 5)	(159)	(166)	(319)	(434)
Other income, net	4	5	9	7
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	3	–	6	3

Income before income taxes from continuing operations	637	570	1,068	1,044

Income tax expense:
Current	144	135	248	284
Deferred	80	22	83	2
	224	157	331	286
Net income for the period from continuing operations	413	413	737	758
Loss from discontinued operations, net of tax (note 6)	(13)	(3)	(32)	(13)
Net income	$400	$410	$705	$745

Earnings per share - basic (note 8):
Earnings per share from continuing operations	$0.79	$0.76	$1.41	$1.38
Loss per share from discontinued operations	(0.02)	(0.01)	(0.06)	(0.03)
Earnings per share	$0.77	$0.75	$1.35	$1.35

Earnings per share - diluted (note 8):
Earnings per share from continuing operations	$0.77	$0.75	$1.38	$1.37
Loss per share from discontinued operations	(0.02)	(0.01)	(0.06)	(0.03)
Earnings per share	$0.75	$0.74	$1.32	$1.34

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Second Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Net income for the period	$400	$410	$705	$745

Other comprehensive income (loss):

Defined benefit pension plans:
Actuarial loss	–	(10)	–	(10)
Related income tax recovery	–	2	–	2
	–	(8)	–	(8)

Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	(114)	14	(65)	79
Related income tax recovery (expense)	15	(2)	9	(10)
	(99)	12	(56)	69

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	82	(49)	19	(180)
Reclassification to net income due to settlement of swaps	–	–	–	22
Reclassification to net income of foreign exchange gain (loss) on long-term debt	(80)	20	(4)	131
Reclassification to net income of accrued interest	14	17	29	38
Related income tax recovery (expense)	(7)	3	(9)	2
	9	(9)	35	13

Other comprehensive income (loss) for the period	(90)	(5)	(21)	74
Comprehensive income for the period	$310	$405	$684	$819

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	June 30, 2012	December 31, 2011

Assets

Current assets:
Cash and cash equivalents	$603	$–
Accounts receivable	1,365	1,574
Other current assets	527	322
Current portion of derivative instruments	15	16
	2,510	1,912

Property, plant and equipment	9,163	9,114
Goodwill	3,280	3,280
Intangible assets	2,633	2,721
Investments	1,052	1,107
Derivative instruments	93	64
Other long-term assets	133	134
Deferred tax assets	38	30
	$18,902	$18,362

Liabilities and Shareholders’ Equity

Current liabilities:
Bank advances	$–	$57
Accounts payable and accrued liabilities	1,732	2,085
Income tax payable	135	–
Current portion of provisions	26	35
Current portion of long-term debt	356	–
Current portion of derivative instruments	136	37
Unearned revenue	343	335
	2,728	2,549

Provisions	34	38
Long-term debt (note 9)	10,530	10,034
Derivative instruments	382	503
Other long-term liabilities	250	276
Deferred tax liabilities	1,483	1,390
	15,407	14,790

Shareholders’ equity (note 10)	3,495	3,572
	$18,902	$18,362

Commitments (note 13)

Contingencies (note 14)

Subsequent event (note 15)

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

Six months ended June 30, 2012

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
	Amount	Number of shares	Amount	Number of shares

		(000s)		(000s)

Balances, December 31, 2011	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572

Net income for the period	–	–	–	–	–	705	–	–	705
Other comprehensive income (loss):
Available-for-sale investments, net of tax	–	–	–	–	–	–	(56)	–	(56)
Derivative instruments, net of tax	–	–	–	–	–	–	–	35	35
Total other comprehensive income	–	–	–	–	–	–	(56)	35	(21)

Comprehensive income for the period	–	–	–	–	–	705	(56)	35	684
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(10)	(9,637)	(243)	(97)	–	–	(350)
Dividends declared	–	–	–	–	–	(412)	–	–	(412)
Shares issued on exercise of stock options	–	–	1	25	–	–	–	–	1
Total transactions with shareholders	–	–	(9)	(9,612)	(243)	(509)	–	–	(761)
Balances, June 30, 2012	$72	112,462	$397	402,783	$–	$2,639	$377	$10	$3,495

Six months ended June 30, 2011

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
	Amount	Number of shares	Amount	Number of shares

		(000s)		(000s)

Balances, December 31, 2010	$72	112,462	$426	443,072	$1,113	$1,923	$281	$(55)	$3,760

Net income for the period	–	–	–	–	–	745	–	–	745
Other comprehensive income (loss):
Defined benefit pension net of tax	–	–	–	–	–	(8)	–	–	(8)
Available-for-sale investments, net of tax	–	–	–	–	–	–	69	–	69
Derivative instruments, net of tax	–	–	–	–	–	–	–	13	13
Total other comprehensive income	–	–	–	–	–	(8)	69	13	74

Comprehensive income for the period	–	–	–	–	–	737	69	13	819
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(9)	(9,000)	(246)	(30)	–	–	(285)
Dividends declared	–	–	–	–	–	(389)	–	–	(389)
Shares issued on exercise of stock options	–	–	1	36	–	–	–	–	1
Acquisition of non-controlling interests	–	–	–	–	–	(11)	–	–	(11)
Total transactions with shareholders	–	–	(8)	(8,964)	(246)	(430)	–	–	(684)
Balances, June 30, 2011	$72	112,462	$418	434,108	$867	$2,230	$350	$(42)	$3,895

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Cash provided by (used in):

Operating activities
Net income	$400	$410	$705	$745
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	466	444	929	862
Program rights amortization	27	19	49	42
Finance costs	159	166	319	434
Current income tax expense	140	134	238	279
Deferred taxes	80	22	83	2
Pension contributions, net of expense	(14)	(30)	(18)	(32)
Settlement of pension obligations	–	11	–	11
Stock-based compensation expense (recovery)	(12)	41	(6)	49
Amortization of fair value decrement on long-term debt	–	1	1	1
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	(3)	–	(6)	(3)
Other	(1)	5	(7)	9
	1,242	1,223	2,287	2,399
Change in non-cash operating working capital items	(53)	(213)	(253)	(446)
	1,189	1,010	2,034	1,953
Interest paid	(87)	(87)	(332)	(309)
Income taxes paid	(23)	(3)	(95)	(6)
	1,079	920	1,607	1,638

Investing activities
Additions to property, plant and equipment (“PP&E”)	(458)	(520)	(907)	(915)
Change in non-cash working capital items related to PP&E	(7)	(31)	(102)	(159)
Acquisitions, net of cash and cash equivalents acquired	–	(28)	–	(532)
Additions to program rights	(3)	–	(21)	(10)
Other	(8)	(16)	(14)	(19)
	(476)	(595)	(1,044)	(1,635)

Rogers Communications Inc.	5	Second Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Financing activities
Issuance of long-term debt	1,500	395	2,090	3,410
Repayment of long-term debt	(890)	(545)	(1,240)	(2,362)
Premium on repayment of long-term debt	–	–	–	(76)
Payment on settlement of cross-currency interest rate exchange agreement and forward contracts	–	–	–	(1,208)
Proceeds on settlement of cross-currency interest rate exchange agreement and forward contracts	–	–	–	878
Transaction costs incurred	(9)	–	(9)	(10)
Repurchase of Class B Non-Voting shares	(350)	–	(350)	(285)
Dividends paid	(207)	(195)	(394)	(374)
	44	(345)	97	(27)

Change in cash and cash equivalents (bank advances)	647	(20)	660	(24)

Cash and cash equivalents (bank advances), beginning of period	(44)	(49)	(57)	(45)

Cash and cash equivalents (bank advances), end of period	$603	$(69)	$603	$(69)

The change in non-cash operating working capital items is as follows:
(Increase)/Decrease in accounts receivable	$(50)	$(124)	$200	$(22)
(Increase)/Decrease in other assets	(59)	(26)	(211)	(135)
Increase/(Decrease) in accounts payable and accrued liabilities	61	(36)	(249)	(285)
Increase/(Decrease) in unearned revenue	(5)	(27)	7	(4)
	$(53)	$(213)	$(253)	$(446)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Second Quarter 2012

Rogers Communications Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except per share amounts)

1.	Nature of the business:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada. Through its Wireless segment (“Wireless”), RCI is engaged in wireless voice and data communications services. The Company’s Cable segment (“Cable”) consists of Cable Operations and Rogers Business Solutions (“RBS”). Through Cable Operations, the Company provides television, high-speed Internet and telephony products primarily to residential customers; RBS provides local and long-distance telephone, enhanced voice and data networking services, and Internet access to medium and large Canadian businesses and governments. The Company is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media through its Media segment (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

The Company’s registered office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

RCI Class A Voting and Class B Non-Voting shares are traded in Canada on the Toronto Stock Exchange (“TSX”) and its Class B Non-Voting shares are also traded on the New York Stock Exchange.

These unaudited interim condensed consolidated financial statements of RCI for the three months and six months ended June 30, 2012 were approved by the Audit Committee on July 23, 2012.

2.	Significant accounting policies:

(a) Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2011.

(b) Basis of presentation:

The unaudited consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries. The notes presented in these unaudited interim condensed consolidated financial statements include in general only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all disclosures required by IFRS for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2011 (the “2011 financial statements”). The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as the 2011 financial statements. In addition, the Company adopted the following accounting pronouncement:

Rogers Communications Inc.	7	Second Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

IFRS 7, Financial Instruments: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with an entity’s continuing involvement in derecognized financial assets. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The Company has assessed the impact of this amendment and there is no impact on its unaudited interim condensed consolidated financial statements.

3.	Segmented information:

Operating segments:

Management reviews the operations of the Company by business segments. These business segments are the primary operating segments and are described as follows:

(a)	Wireless - This segment provides retail and business voice and data wireless communications services.

(b)

Cable - This segment provides cable television, cable telephony and high speed Internet access and facilities based telecommunications services. The Cable business consists of the following two sub segments:

(i)	Cable Operations segment which provides cable services, high speed Internet service and Rogers Home Phone; and

(ii)

RBS segment offers local and long-distance telephone, enhanced voice and data services, and IP access to Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers.

(c)	Media - This segment operates the Company’s radio and television broadcasting operations, consumer and trade publishing operations, televised home shopping service and Rogers Sports Entertainment.

The accounting policies of the segments are the same as those described in the significant accounting policies (note 2) of the 2011 financial statements. The Company discloses segment operating results based on income from continuing operations before integration, restructuring and acquisition costs, stock-based compensation expense (recovery), other items, depreciation and amortization, finance costs, other income (expense), share of income or (loss) of associates and joint ventures accounted for using the equity method, and income taxes, consistent with internal management reporting. This measure of segment operating results differs from operating income in the unaudited interim condensed consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

During the quarter, the Company completed the closure of its Video operations. As a result of this decision, the Cable segment no longer includes the results of Video, and Video is no longer a reportable segment. Current and prior period results of the Cable segment, presented below, have been restated to reflect this change (see note 6).

Rogers Communications Inc.	8	Second Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Information by reportable segments is as follows:

	Three months ended June 30, 2012					Three months ended June 30, 2011
	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$ 1,765	$ 933	$ 440	$ (32)	$ 3,106	$ 1,759	$ 932	$ 437	$ (31)	$ 3,097

Operating costs*	969	508	361	(8)	1,830	998	514	346	(5)	1,853
	796	425	79	(24)	1,276	761	418	91	(26)	1,244
Integration, restructuring and acquisition costs					33					17
Stock-based compensation expense (recovery)*					(12)					41
Settlement of pension obligations*					–					11
Depreciation and amortization					466					444

Operating income					789					731

Finance costs					(159)					(166)
Other income, net					4					5
Share of income of associates and joint ventures accounted for using equity method, net of income tax					3					–
Income before income taxes from continuing operations					$ 637					$ 570

* Included with operating costs in unaudited interim condensed consolidated statements of income.

Rogers Communications Inc.	9	Second Quarter 2012

Notes to Unaudited Interim Consolidated Financial Statements

	Six months ended June 30, 2012					Six months ended June 30, 2011
	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$ 3,471	$ 1,845	$ 794	$ (61)	$ 6,049	$ 3,480	$ 1,861	$ 776	$ (57)	$ 6,060

Operating costs*	1,938	1,024	729	(12)	3,679	1,929	1,035	695	(10)	3,649
	1,533	821	65	(49)	2,370	1,551	826	81	(47)	2,411
Integration, restructuring and acquisition costs					75					21
Stock-based compensation expense (recovery)*					(6)					49
Settlement of pension obligations*					–					11
Depreciation and amortization					929					862

Operating income					1,372					1,468

Finance costs					(319)					(434)
Other income, net					9					7
Share of income of associates and joint ventures accounted for using equity method, net of income tax					6					3
Income before income taxes from continuing operations					$ 1,068					$ 1,044

* Included with operating costs in unaudited interim condensed consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

In addition, the continuing operations of Cable consists of the following reportable segments:

	Three months ended June 30, 2012			Three months ended June 30, 2011
	Cable Operations	Rogers Business Solutions	Total Cable	Cable Operations	Rogers Business Solutions	Total Cable
Operating revenue	$843	$90	$933	$832	$100	$932
Operating costs	440	68	508	435	79	514
	403	22	425	397	21	418

	Six months ended June 30, 2012			Six months ended June 30, 2011
	Cable Operations	Rogers Business Solutions	Total Cable	Cable Operations	Rogers Business Solutions	Total Cable
Operating revenue	$1,668	$177	$1,845	$1,645	$216	$1,861
Operating costs	887	137	1,024	866	169	1,035
	781	40	821	779	47	826

Rogers Communications Inc.	10	Second Quarter 2012

Notes to Unaudited Interim Consolidated Financial Statements

4.	Operating costs:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Cost of equipment sales	$330	$345	$657	$653
Merchandise for resale	39	39	83	80
Other external purchases	1,010	1,026	2,065	2,081
Employee salaries and benefits	439	484	868	884
Settlement of pension obligations	–	11	–	11
	$1,818	$1,905	$3,673	$3,709

5.	Finance costs:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Interest on long-term debt	$171	$167	$338	$332
Loss on repayment of long-term debt	–	–	–	99
Foreign exchange loss (gain)	7	(2)	1	(11)
Change in fair value of derivative instruments	(12)	6	(5)	20
Capitalized interest	(9)	(7)	(19)	(10)
Amortization of deferred transaction costs	2	2	4	4
	$159	$166	$319	$434

6.	Discontinued operations:

During the second quarter of 2012, the Company discontinued its Video segment. This segment was shut down and the second quarter of 2012 is the last period for operations. Accordingly, the Video segment results of operations have been reported as discontinued operations. As of June 2012, Rogers’ stores no longer offer video and game rentals or sales at any of its retail locations. These Rogers stores continue to serve customers’ wireless and cable needs.

The loss of the discontinued operations is as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Operating revenue	$7	$18	$18	$42
Operating costs	16	20	30	51
	(9)	(2)	(12)	(9)
Integration, restructuring and acquisition costs	8	2	30	9

Loss before income taxes	(17)	(4)	(42)	(18)
Income tax recovery	(4)	(1)	(10)	(5)

Loss from discontinued operations	$(13)	$(3)	$(32)	$(13)

Rogers Communications Inc.	11	Second Quarter 2012

Notes to Unaudited Interim Consolidated Financial Statements

The Video segment did not have any significant assets or liabilities as at December 31, 2011 and June 30, 2012. Cash flows from operating activities for the discontinued Video segment for the three and six months ended June 30, 2012 were $7 million and $2 million, respectively (2011 - $(1) million and $nil). The Video segment did not have any cash flows from investing or financing activities for the three and six months ended June 30, 2012 and June 30, 2011.

7.	Integration, restructuring and acquisition costs:

During the three and six months ended June 30, 2012, the Company incurred $33 million and $75 million, respectively of integration, restructuring and acquisition costs related to severances resulting from the targeted restructuring of its employee base.

The additions to the liabilities related to the integration, restructuring and acquisition activities and payments made against such liabilities during 2012 are as follows:

	As at December 31, 2011	Additions	Payments	As at June 30, 2012
Severances resulting from the targeted restructuring of the Company’s employee base	$46	$75	$(38)	$83
Acquisition transaction costs and integration of acquired businesses	2	–	–	2
	$48	$75	$(38)	$85

The remaining liability of $85 million as at June 30, 2012, which is included in accounts payable and accrued liabilities, is expected to be paid over fiscal 2012 to 2013.

Rogers Communications Inc.	12	Second Quarter 2012

Notes to Unaudited Interim Consolidated Financial Statements

8.	Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2012 and 2011:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Numerator:
Net income for the period from continuing operations	$413	$413	$737	$758
Loss from discontinued operations	(13)	(3)	(32)	(13)
Net income for the period	$400	$410	$705	$745

Denominator (in millions):
Weighted average number of shares outstanding - basic	521	547	523	550

Effect of dilutive securities:
Employee stock options	3	3	3	4
Weighted average number of shares outstanding - diluted	524	550	526	554

Earnings per share - basic:
Earnings per share from continuing operations	$0.79	$0.76	$1.41	$1.38
Loss per share from discontinued operations	(0.02)	(0.01)	(0.06)	(0.03)
Earnings per share	$0.77	$0.75	$1.35	$1.35

Earnings per share - diluted:
Earnings per share from continuing operations	$0.77	$0.75	$1.38	$1.37
Loss per share from discontinued operations	(0.02)	(0.01)	(0.06)	(0.03)
Earnings per share	$0.75	$0.74	$1.32	$1.34

For the three and six months ended June 30, 2012, accounting for outstanding share-based payments under the equity-settled method of stock-based compensation was determined to be more dilutive than the accounting for these payments under cash-settled accounting. As a result, net income for the period was reduced by $12 million and $13 million, respectively, (2011 - $nil) in the diluted earnings per share calculation to account for these awards as if they were equity-settled.

The total number of anti-dilutive options that were out of the money and therefore excluded from the calculation for the three and six months ended June 30, 2012 was 1,900,133 and 1,743,610 (2011 - 1,581,956 and 1,633,288), respectively.

Rogers Communications Inc.	13	Second Quarter 2012

Notes to Unaudited Interim Consolidated Financial Statements

9.	Long-term debt:

	Due date	Principal amount	Interest rate	June 30, 2012	December 31, 2011

Bank credit facility			Floating	$–	$250
Senior Notes**	2013	U.S. 350	6.25%	356	356
Senior Notes*	2014	U.S. 750	6.375%	764	763
Senior Notes**	2014	U.S. 350	5.50%	356	356
Senior Notes*	2015	U.S. 550	7.50%	560	559
Senior Notes**	2015	U.S. 280	6.75%	285	285
Senior Notes	2016	1,000	5.80%	1,000	1,000
Senior Notes	2017	500	3.00%	500	–
Senior Notes	2018	U.S.1,400	6.80%	1,425	1,424
Senior Notes	2019	500	5.38%	500	500
Senior Notes	2020	900	4.70%	900	900
Senior Notes	2021	1,450	5.34%	1,450	1,450
Senior Notes	2022	600	4.00%	600	–
Senior Debentures**	2032	U.S. 200	8.75%	204	203
Senior Notes	2038	U.S. 350	7.50%	356	356
Senior Notes	2039	500	6.68%	500	500
Senior Notes	2040	800	6.11%	800	800
Senior Notes	2041	400	6.56%	400	400
				10,956	10,102

Fair value decrement arising from purchase accounting				(2)	(4)

Deferred transaction costs				(68)	(64)

Less current portion				(356)	–
				$10,530	$10,034

(*)	Denotes senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured co-obligor.
(**)	Denotes senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

(a) Issuance of Senior Notes:

On June 4, 2012, the Company issued $500 million of 3.00% Senior Notes which mature on June 6, 2017 and $600 million of 4.00% Senior Notes which mature on June 6, 2022. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $1,091 million after deduction of the original issue discount and debt issuance costs.

Debt issuance costs of $9 million related to these notes were incurred in the three months ended June 30, 2012, all of which are included as deferred transaction costs in the carrying value of the long-term debt, and amortized using the effective interest method.

Rogers Communications Inc.	14	Second Quarter 2012

10.	Shareholders’ equity:

(a) Dividends:

In February 2012, the Company’s Board of Directors approved an increase in the annualized dividend rate from $1.42 to $1.58 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.395 per share. Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

At the same time, in February 2012, the Board of Directors declared a quarterly dividend totalling $0.395 per share on each of its outstanding Class A Voting shares and Class B Non-Voting shares, which was paid on April 2, 2012, to shareholders of record on March 19, 2012, and was the first quarterly dividend to reflect the newly increased $1.58 per share annual dividend level.

On April 25, 2012, the Board of Directors declared a dividend of $0.395 per share, which was paid on July 3, 2012, to the shareholders of record on June 15, 2012.

(b) Normal course issuer bid:

In February 2012, the TSX accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid (“NCIB”) for its Class B Non-Voting shares for a further one-year period. The TSX notice provides that the Company may, during the 12-month period commencing February 24, 2012 and ending February 23, 2013, purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 36.8 million Class B Non-Voting shares, representing approximately 10% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

In the six months ended June 30, 2012, the Company repurchased for cancellation an aggregate 9,637,230 Class B Non-Voting shares for an aggregate purchase price of $350 million, resulting in a reduction to stated capital, share premium and retained earnings of $10 million, $243 million and $97 million, respectively. All of these purchases were effected through the facilities of the TSX.

11.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating costs, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Stock options	$(16)	$24	$(18)	$27
Restricted share units	4	9	11	14
Deferred share units	–	8	1	8
	$(12)	$41	$(6)	$49

During the three and six months ended June 30, 2012, the Company granted 62,259 and 1,369,551 (2011 - 14,800 and 1,133,600) stock options to employees, including 62,259 and 563,451 stock options (2011 - 14,800 and 552,300) and nil and 806,100 performance stock options (2011 - nil and 581,300), respectively. As at June 30, 2012, 10,108,755 (December 31, 2011 - 10,689,099) stock options were outstanding.

Rogers Communications Inc.	15	Second Quarter 2012

Notes to Unaudited Interim Consolidated Financial Statements

The weighted average exercise price of stock options granted during the three and six months ended June 30, 2012 was $35.93 and $37.87 per share (2011 - $37.08 and $34.35), respectively. The weighted average fair value of stock options granted during the three and six months ended June 30, 2012 was $5.98 and $7.54 per share (2011 - $7.58 and $7.24), respectively. The weighted average exercise price of stock options exercised during the three and six months ended June 30, 2012 was $18.13 and $15.67 per share (2011 - $17.12 and $17.60), respectively.

During the three and six months ended June 30, 2012, the Company issued 32,719 and 776,119 (2011 -34,465 and 737,788) restricted share units to employees, including 27,393 and 614,188 (2011 - 31,043 and 581,330) restricted share units and 5,326 and 161,931 (2011 - 3,422 and 156,458) performance restricted share units, respectively. As at June 30, 2012, 2,290,884 (December 31, 2011 - 1,988,955) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date.

During the three and six months ended June 30, 2012, $11 million and $56 million (2011 - $14 million and $24 million) was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature, respectively.

12.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three months and six months ended June 30, 2012, total amounts paid by the Company to these related parties, directly or indirectly, were $10 million and $20 million (2011 - $10 million and $18 million), respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and companies controlled by the ultimate controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three months and six months ended June 30, 2012 and 2011 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties, and are reviewed by the Audit Committee.

13.	Commitments:

In June 2012, the Company signed a wireless handset purchase agreement which provides for a minimum commitment representing a material portion of current and projected handset sales over a three year period.

14.	Contingencies:

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of system access fee collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. The “opt-in” nature of the class was later confirmed by the Saskatchewan Court of Appeal. As a national, “opt-in” class action, affected customers outside Saskatchewan have to take specific steps to participate in the proceeding. In February 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

Rogers Communications Inc.	16	Second Quarter 2012

Notes to Unaudited Interim Consolidated Financial Statements

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process.

The Company’s appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied in June 2012. This dispute will now proceed to trial. Plaintiff’s counsel has publicly asserted that this is a $19 billion claim across the Canadian industry. We have not recorded a liability for this contingency since management’s assessment is that the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action results in a liability, a material adjustment to our financial position and results of operations could result.

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves, among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (BC). The Plaintiffs are seeking unquantified damages and restitution. Any potential liability is not yet determinable.

15.	Subsequent event:

Subsequent to quarter-end, in July 2012, the Company successfully completed the negotiation and documentation of a new five-year $2.0 billion bank credit facility maturing in July 2017 from a consortium of financial institutions. This new bank credit facility replaces the Company’s prior $2.4 billion bank credit facility that was set to expire in July 2013.

Rogers Communications Inc.	17	Second Quarter 2012